INDEPENDENT AUDITOR'S REPORT


To the Audit Committee of the Board of
Directors/Trustees of
Fund for Tax-Free Investors, Inc.

We have examined management's assertion about
Fund for Tax-Free Investors, Inc.'s (the Fund) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the "Act") as of December
31, 2001, included in the accompanying
Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security purchases and sales, for the period from September 6, 2001 (the date of our last examination) through December 31, 2001:

?Confirmation of all securities held by FBR
National Bank and Trust, formerly Rushmore Trust and Savings, FSB (the "Bank") in book entry form for the account of the Fund;

?Confirmation from the Bank that the securities held for the account of the Fund were held for the account of the Bank by the Mellon Bank N.A
("Mellon"), as agent for the Bank;

?Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

?Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

?Reconciliation of all such securities to the books and records of the Bank and the Fund;

?Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Tax-Free Investors, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of December 31, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of Fund for Tax-Free Investors, Inc., the Audit Committee of the Board of Directors/Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
New York, New York
January 24, 2002


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Fund For Tax-
Free Investors, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2001 and from September 6, 2001
(the date of Deloitte & Touche LLP's last examination) through December 31, 2001.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December
31, 2001 and from September 6, 2001 (the date of
Deloitte & Touche LLP's last examination) through December 31, 2001 with respect to securities reflected in the investment accounts of Fund For Tax-Free Investors, Inc.


Webb C. Hayes IV
Chairman of the Board

Edward J. Karpowicz
Controller